UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

InnovAge Holding Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45784A104

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons TCO Group Holdings, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 116,520,612
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 116,520,612

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 116,520,612
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 85.98%(1)
12.	Type of Reporting Person (See Instructions) PN

Remarks:

(1)	Calculated based on 135,516,513 shares of Common Stock, $0.001 par value per share outstanding as of November 5, 2021 as reported on the Issuer’s Form 10-Q, filed on November 9, 2021.

1.	Names of Reporting Persons Ignite Aggregator LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 116,520,612
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 116,520,612

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 116,520,612
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 85.98%(1)
12.	Type of Reporting Person (See Instructions) PN

Remarks:

(1)	Calculated based on 135,516,513 shares of Common Stock, $0.001 par value per share outstanding as of November 5, 2021 as reported on the Issuer’s Form 10-Q, filed on November 9, 2021.

1.	Names of Reporting Persons Ignite GP Inc.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 116,520,612
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 116,520,612

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 116,520,612
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 85.98%(1)
12.	Type of Reporting Person (See Instructions) CO

Remarks:

(1)	Calculated based on 135,516,513 shares of Common Stock, $0.001 par value per share outstanding as of November 5, 2021 as reported on the Issuer’s Form 10-Q, filed on November 9, 2021.

1.	Names of Reporting Persons Apax X GP Co. Limited
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 116,520,612
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 116,520,612

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 116,520,612
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 85.98%(1)
12.	Type of Reporting Person (See Instructions) CO

Remarks:

(1)	Calculated based on 135,516,513 shares of Common Stock, $0.001 par value per share outstanding as of November 5, 2021 as reported on the Issuer’s Form 10-Q, filed on November 9, 2021.

1.	Names of Reporting Persons Apax X EUR L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 116,520,612
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 116,520,612

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 116,520,612
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 85.98%(1)
12.	Type of Reporting Person (See Instructions) PN

Remarks:

(1)	Calculated based on 135,516,513 shares of Common Stock, $0.001 par value per share outstanding as of November 5, 2021 as reported on the Issuer’s Form 10-Q, filed on November 9, 2021.

1.	Names of Reporting Persons Apax X (Guernsey) USD AIV L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 116,520,612
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 116,520,612

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 116,520,612
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 85.98%(1)
12.	Type of Reporting Person (See Instructions) PN

Remarks:

(1)	Calculated based on 135,516,513 shares of Common Stock, $0.001 par value per share outstanding as of November 5, 2021 as reported on the Issuer’s Form 10-Q, filed on November 9, 2021.

1.	Names of Reporting Persons Apax X USD L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 116,520,612
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 116,520,612

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 116,520,612
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 85.98%(1)
12.	Type of Reporting Person (See Instructions) PN

Remarks:

(1)	Calculated based on 135,516,513 shares of Common Stock, $0.001 par value per share outstanding as of November 5, 2021 as reported on the Issuer’s Form 10-Q, filed on November 9, 2021.

1.	Names of Reporting Persons Welsh, Carson, Anderson & Stowe XII, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 116,520,612
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 116,520,612

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 116,520,612
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 85.98%(1)
12.	Type of Reporting Person (See Instructions) PN

Remarks:

(1)	Calculated based on 135,516,513 shares of Common Stock, $0.001 par value per share outstanding as of November 5, 2021 as reported on the Issuer’s Form 10-Q, filed on November 9, 2021.

1.	Names of Reporting Persons Welsh, Carson, Anderson & Stowe XII Delaware, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 116,520,612
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 116,520,612

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 116,520,612
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 85.98%(1)
12.	Type of Reporting Person (See Instructions) PN

Remarks:

(1)	Calculated based on 135,516,513 shares of Common Stock, $0.001 par value per share outstanding as of November 5, 2021 as reported on the Issuer’s Form 10-Q, filed on November 9, 2021.

1.	Names of Reporting Persons Welsh, Carson, Anderson & Stowe XII Delaware II, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 116,520,612
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 116,520,612

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 116,520,612
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 85.98%(1)
12.	Type of Reporting Person (See Instructions) PN

Remarks:

(1)	Calculated based on 135,516,513 shares of Common Stock, $0.001 par value per share outstanding as of November 5, 2021 as reported on the Issuer’s Form 10-Q, filed on November 9, 2021.

1.	Names of Reporting Persons Welsh, Carson, Anderson & Stowe XII Cayman, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 116,520,612
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 116,520,612

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 116,520,612
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 85.98%(1)
12.	Type of Reporting Person (See Instructions) PN

Remarks:

(1)	Calculated based on 135,516,513 shares of Common Stock, $0.001 par value per share outstanding as of November 5, 2021 as reported on the Issuer’s Form 10-Q, filed on November 9, 2021.

1.	Names of Reporting Persons WCAS XII Co-Investors LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 116,520,612
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 116,520,612

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 116,520,612
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 85.98%(1)
12.	Type of Reporting Person (See Instructions) OO

Remarks:

(1)	Calculated based on 135,516,513 shares of Common Stock, $0.001 par value per share outstanding as of November 5, 2021 as reported on the Issuer’s Form 10-Q, filed on November 9, 2021.

1.	Names of Reporting Persons WCAS Management Corporation
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 116,520,612
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 116,520,612

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 116,520,612
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 85.98%(1)
12.	Type of Reporting Person (See Instructions) CO

Remarks:

(1)	Calculated based on 135,516,513 shares of Common Stock, $0.001 par value per share outstanding as of November 5, 2021 as reported on the Issuer’s Form 10-Q, filed on November 9, 2021.

1.	Names of Reporting Persons WCAS - Co-Invest Holdco, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 116,520,612
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 116,520,612

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 116,520,612
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 85.98%(1)
12.	Type of Reporting Person (See Instructions) PN

Remarks:

(1)	Calculated based on 135,516,513 shares of Common Stock, $0.001 par value per share outstanding as of November 5, 2021 as reported on the Issuer’s Form 10-Q, filed on November 9, 2021.

1.	Names of Reporting Persons WCAS XII Associates LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 116,520,612
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 116,520,612

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 116,520,612
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 85.98%(1)
12.	Type of Reporting Person (See Instructions) OO

Remarks:

(1)	Calculated based on 135,516,513 shares of Common Stock, $0.001 par value per share outstanding as of November 5, 2021 as reported on the Issuer’s Form 10-Q, filed on November 9, 2021.

1.	Names of Reporting Persons WCAS XII Associates Cayman, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 116,520,612
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 116,520,612

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 116,520,612
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 85.98%(1)
12.	Type of Reporting Person (See Instructions) PN

Remarks:

(1)	Calculated based on 135,516,513 shares of Common Stock, $0.001 par value per share outstanding as of November 5, 2021 as reported on the Issuer’s Form 10-Q, filed on November 9, 2021.

1.	Names of Reporting Persons WCAS Co-Invest Associates LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 116,520,612
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 116,520,612

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 116,520,612
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 85.98%(1)
12.	Type of Reporting Person (See Instructions) OO

Remarks:

(1)	Calculated based on 135,516,513 shares of Common Stock, $0.001 par value per share outstanding as of November 5, 2021 as reported on the Issuer’s Form 10-Q, filed on November 9, 2021.

Item 1(a).	Name of Issuer

InnovAge Holding Corp. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

8950 E. Lowry Boulevard Denver, Colorado 80230

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”. Reporting Persons (ii) through (vii) are collectively referred to herein as the “Apax Entities” and (viii) through (xvii) are collectively referred to herein as the “WCAS Entities”.

(i)  TCO Group Holdings, L.P. (“TCO”)

(ii)  Ignite Aggregator LP (“Apax Investor”)

(iii)   Ignite GP Inc. (“Ignite GP”)

(iv) Apax X GP Co. Limited (“Apax X GP”)

(v)   Apax X EUR L.P. (“Apax X EUR”)

(vi) Apax X (Guernsey) USD AIV L.P. (“Apax Guernsey”)

(vii)  Apax X USD L.P. (“Apax X USD”)

(viii)  Welsh, Carson, Anderson & Stowe XII, L.P. (“WCAS XII”)

(ix) Welsh, Carson, Anderson & Stowe XII Delaware, L.P. (“WCAS XII-D”)

(x)   Welsh, Carson, Anderson & Stowe XII Delaware II, L.P. (“WCAS XII-DII”)

(xi) Welsh, Carson, Anderson & Stowe XII Cayman, L.P. (“WCAS XII-C”)

(xii)  WCAS XII Co-Investors LLC (“WCAS XII-Co”)

(xiii)  WCAS Management Corporation (“WCAS Corp”)

(xiv) WCAS - Co-Invest Holdco, L.P. (“WCAS Co-H”)

(xv)   WCAS XII Associates LLC (“WCAS XII Associates”)

(xvi) WCAS XII Associates Cayman, L.P. (“WCAS XII A-C”)

(xvii) WCAS Co-Invest Associates LLC (“WCAS Co-A”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The principal business address of TCO is c/o Apax Partners US, LLC, 601 Lexington Avenue, 53rd Floor, New York, New York, and c/o Welsh, Carson, Anderson and Stowe, 599 Lexington Avenue, Suite 1800, New York, New York 10022.

The principal business address of each of Apax Investor and Ignite GP is c/o Apax Partners US, LLC, 601 Lexington Avenue, 53rd Floor, New York, NY 10022.

The principal business address of each of Apax X GP, Apax X EUR, Apax Guernsey and Apax X USD is c/o Apax X GP Co. Limited, Third Floor, Royal Bank Place, 1 Glategny Esplanade, St Peter Port, Guernsey, GY1 2HJ.

The principal business address of each of the WCAS entities is c/o Welsh, Carson, Anderson and Stowe, 599 Lexington Avenue, Suite 1800, New York, NY 10022.

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Common stock, par value $0.001 per share.

Item 2(e).	CUSIP Number

45784A104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.

Ownership

(a)   Amount beneficially owned:

See response to Item 9 on each cover page.

(b)  Percent of Class:

See response to Item 11 on each cover page.

(c)   Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)  Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)  Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

TCO is the record holder of the shares of common stock of the Issuer reported herein. TCO is the investment vehicle of the Apax Entities and the WCAS Entities and other existing holders, including certain directors and members of management. Voting and dispositive power with respect to the common stock held by TCO is exercised by a committee of limited partners (the “LP Board”), pursuant to a delegation of authority from its limited partners. The LP Board is to be comprised of up to seven persons with five persons currently serving on the LP Board, including Caroline Dechert, Thomas Scully and Sean Traynor (the “WCAS Designees”) and Andrew Cavanna and Pavithra Mahesh (the “Apax Designees”). The LP Board exercises its voting and dispositive power by majority vote, so long as one WCAS Designee and one Apax Designee comprise the majority.

The limited partners of TCO may control the voting and dispositive power with respect to the common stock if each of the Apax Investor, WCAS XII, WCAS XII-D, WCAS XII-DII, WCAS XII-C, WCAS XII-Co, WCAS Corp and WCAS Co-H consent to a change to the delegation of authority described above.

Ignite GP serves as the general partner of the Apax Investor. The Apax Investor’s partnership interests are held by Apax X GP on behalf of Apax X EUR, Apax X Guernsey and Apax X USD (collectively, the “Apax X Fund”). Apax X GP acts as the investment manager and is responsible for the decision-making on behalf of the Apax X Fund. The directors of Apax X GP are Simon Cresswell, Andrew Guille, Martin Halusa, Paul Meader, David Staples and Jeremy Latham.

The general partner of each of WCAS XII and WCAS XII-DII is WCAS XII Associates. The general partner of each of WCAS XII-D and WCAS XII-C is WCAS XII A-C. The general partner of WCAS XII A-C is WCAS XII Associates. The managing members of WCAS XII Associates are Thomas A. Scully, Sean Traynor, Anthony deNicola, D. Scott Mackesy, Brian Regan, Michael Donovan, Eric Lee, Christopher Hooper, Christopher Solomon, Edward Sobol, Gregory Lau, Frances Higgins, Nicholas O’Leary, Jonathan Rather and Ryan Harper (collectively, the “WCAS GP”). The general partner of WCAS Co-H is WCAS Co-A. The managing members of each of WCAS XII-Co and WCAS Co-A is the WCAS GP. Anthony deNicola, D. Scott Mackesy, Jonathan Rather, Brian Regan, Michael Donovan and Eric Lee comprise the board of directors of WCAS Corp.

The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G and Section 13 of the Act.

Pursuant to Rule 13d-4 of the of the Act, neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons (or members of their respective governing bodies), that it is the beneficial owner of any of the shares of common stock or other securities of the Issuer for the purposes of Section 13(d) of the Act, or for any other purpose. Each of the Reporting Persons (and the members of the respective governing bodies) expressly disclaims beneficial ownership of the shares of common stock beneficially owned of record by TCO, except to the extent of such Reporting Person’s pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 99.A hereto.

Dated:    February 10, 2022

TCO GROUP HOLDINGS, L.P.

By:	/s/ Thomas Scully
Name:	Thomas Scully
Title:	President

By:	/s/ Andrew Cavanna
Name:	Andrew Cavanna
Title:	President

IGNITE AGGREGATOR LP

By:.	Ignite GP Inc
Its:	General Partner

By:	/s/ Andrew Cavanna
Name:	Andrew Cavanna
Title:	President

IGNITE GP INC.

By:	/s/ Andrew Cavanna
Name:	Andrew Cavanna
Title:	Authorized Signatory

APAX X (GUERNSEY) USD AIV LP

By:	/s/ Jeremy Latham
Name:	Jeremy Latham
Title:	Authorized Signatory

APAX X EUR LP

By:	/s/ Jeremy Latham
Name:	Jeremy Latham
Title:	Authorized Signatory

APAX X USD LP

By:	/s/ Jeremy Latham
Name:	Jeremy Latham
Title:	Authorized Signatory

APAX X GP CO. LIMITED

By:	/s/ Jeremy Latham
Name:	Jeremy Latham
Title:	Authorized Signatory

WELSH, CARSON, ANDERSON & STOWE XII, L.P.

By:	/s/ Thomas Scully
Name:	Thomas Scully
Title:	Authorized Signatory

WELSH, CARSON, ANDERSON & STOWE XII DELAWARE, L.P.

By:	/s/ Thomas Scully
Name:	Thomas Scully
Title:	Authorized Signatory

WELSH, CARSON, ANDERSON & STOWE XII DELAWARE II, L.P.

By:	/s/ Thomas Scully
Name:	Thomas Scully
Title:	Authorized Signatory

WELSH, CARSON, ANDERSON & STOWE XII CAYMAN, L.P.

By:	/s/ Thomas Scully
Name:	Thomas Scully
Title:	Authorized Signatory

WCAS XII CO-INVESTORS LLC

By:	/s/ Jonathan Rather
Name:	Jonathan Rather
Title:	Authorized Signatory

WCAS MANAGEMENT CORPORATION

By:	/s/ Jonathan Rather
Name:	Jonathan Rather
Title:	Authorized Signatory

WCAS-CO-INVEST HOLDCO, L.P.

By:	/s/ Jonathan Rather
Name:	Jonathan Rather
Title:	Authorized Signatory

WCAS XII ASSOCIATES LLC

By:	/s/ Thomas Scully
Name:	Thomas Scully
Title:	Authorized Signatory

WCAS XII ASSOCIATES CAYMAN, L.P.

By:	/s/ Thomas Scully
Name:	Thomas Scully
Title:	Authorized Signatory

WCAS CO-INVEST ASSOCIATES LLC

By:	/s/ Thomas Scully
Name:	Thomas Scully
Title:	Authorized Signatory

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated February 10, 2022

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, par value $0.001 per share, of InnovAge Holding Corp. (this “Agreement”), is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:    February 10 , 2022

TCO GROUP HOLDINGS, L.P.

By:	/s/ Thomas Scully
Name:	Thomas Scully
Title:	President

By:	/s/ Andrew Cavanna
Name:	Andrew Cavanna
Title:	President

IGNITE AGGREGATOR LP

By:	Ignite GP Inc.
Its:	General Partner

By:	/s/ Andrew Cavanna
Name:	Andrew Cavanna
Title:	President

IGNITE GP INC.

By:	/s/ Andrew Cavanna
Name:	Andrew Cavanna
Title:	Authorized Signatory

APAX X (GUERNSEY) USD AIV L.P.

By:	/s/ Jeremy Latham
Name:	Jeremy Latham
Title:	Authorized Signatory

APAX X EUR L.P.

By:	/s/ Jeremy Latham
Name:	Jeremy Latham
Title:	Authorized Signatory

APAX X USD L.P.

By:	/s/ Jeremy Latham
Name:	Jeremy Latham
Title:	Authorized Signatory

APAX X GP CO. LIMITED

By:	/s/ Jeremy Latham
Name:	Jeremy Latham
Title:	Authorized Signatory

WELSH, CARSON, ANDERSON & STOWE XII, L.P.

By:	/s/ Thomas Scully
Name:	Thomas Scully
Title:	Authorized Signatory

WELSH, CARSON, ANDERSON & STOWE XII DELAWARE, L.P.

By:	/s/ Thomas Scully
Name:	Thomas Scully
Title:	Authorized Signatory

WELSH, CARSON, ANDERSON & STOWE XII DELAWARE II, L.P.

By:	/s/ Thomas Scully
Name:	Thomas Scully
Title:	Authorized Signatory

WELSH, CARSON, ANDERSON & STOWE XII CAYMAN, L.P.

By:	/s/ Thomas Scully
Name:	Thomas Scully
Title:	Authorized Signatory

WCAS XII CO-INVESTORS LLC

By:	/s/ Jonathan Rather
Name:	Jonathan Rather
Title:	Authorized Signatory

WCAS MANAGEMENT CORPORATION

By:	/s/ Jonathan Rather
Name:	Jonathan Rather
Title:	Authorized Signatory

WCAS CO-INVEST HOLDCO, L.P.

By:	/s/ Jonathan Rather
Name:	Jonathan Rather
Title:	Authorized Signatory

WCAS XII ASSOCIATES LLC

By:	/s/ Thomas Scully
Name:	Thomas Scully
Title:	Authorized Signatory

WCAS XII ASSOCIATES CAYMAN, L.P.

By:	/s/ Thomas Scully
Name:	Thomas Scully
Title:	Authorized Signatory

WCAS CO-INVEST ASSOCIATES LLC

By:	/s/ Thomas Scully
Name:	Thomas Scully
Title:	Authorized Signatory